May 10, 2013

Mara L. Ransom
Assistant Director
Securities and Exchange Commission
Washington, DC 20549

Re:           AL International, Inc.
Amendment No. 2 to Registration Statement on Form 10
Filed April 23, 2013
File No. 000-54900

Dear Ms. Ransom:

This letter responds to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated May 8, 2013 (the “Comment Letter”), regarding the above referenced Amended Registration Statement on Form 10 filed on April 23, 2013 by AL International, Inc. (the “Company”).

The Company has set forth in italicized type the text of the Staff’s comments set forth in the Comment Letter, followed by the Company’s response:

Note 6. Notes Payable and Other Debt, page F-26

1.
We note your response to prior comment 4 in our letter dated April 16, 2013. Please note that our prior comment was not providing a conclusory statement on your accounting. As previously requested, please provide us with your GAAP basis for recognizing the note payable as other income so that we can better understand the basis for your conclusion. As part of your response, please also tell us how the liability met the threshold requirements for derecognition as provided for in ASC 405-20-40.

Response:
In March 2007, AL International, Inc. (“Company”) entered into an agreement to purchase certain assets of M2C Global, Inc. (“M2C” ) for $4,500,000. During 2008, one of the principals of M2C breached the agreement. The Company notified M2C of the breach on November 10, 2008. A period of 4 years passed and M2C did not respond to the notice of breach or to the discontinuance of a portion of the payments due under the agreement. During the fourth quarter of 2012, based on a legal opinion that was received from counsel, we reduced the carrying amount of the liability by $690,000, as per the advice of counsel the statutory time limit to bring action against the Company expired and accordingly, any lawsuit seeking to recover the $690,000 would be barred by California Code of Civil Procedure 337. The liability was deemed extinguished by the Company, pursuant to ASC 405-20-40, as we were in effect judicially and legally released from the liability.

AL International, Inc. 2400 Boswell Road, Chula Vista, CA 91914

We recorded the income resulting from the derecognition of the liability outside of operations, in accordance with ASC 225 and FASB Concept Statement No. 6.  Per paragraph 84 of Concepts Statement No. 6, gains and losses result from entities’ peripheral or incidental transactions and from other events and circumstances stemming from the environment that may be largely beyond the control of individual entities and their managements.  Thus, gains and losses are not all alike. There are several kinds, even in a single entity, and they may be described or classified in a variety of ways that are not necessarily mutually exclusive.   Per paragraph 87, revenues and gains are similar, and expenses and losses are similar, but some differences are significant in conveying information about an enterprise’s performance. Revenues and expenses result from an entity’s ongoing major or central operations  and activities—that is, from activities such as producing or delivering goods, rendering services, lending, insuring, investing, and financing. In contrast, gains and losses result from incidental or peripheral transactions of an enterprise with other entities and from other events and circumstances affecting it.  (In our judgment this gain was peripheral.) Per paragraph 88, the definitions and discussion of revenues, expenses, gains, and losses in this Statement give broad guidance but do not distinguish precisely between revenues and gains or between expenses and losses. (We noted that GAAP recognizes the need for judgment in this area and does not prescribe precise guidance.) Distinctions between revenues and gains and between expenses and losses in a particular entity depend to a significant extent on the nature of the entity, its operations, and its other activities. Items that are revenues for one kind of entity may be gains for another, and items that are expenses for one kind of entity may be losses for another.  Finally, per paragraph 89, since a primary purpose of distinguishing gains and losses from revenues and expenses is to make displays of information about an enterprise’s sources of comprehensive income as useful as possible, fine distinctions between revenues and gains and between expenses and losses are principally matters of display or reporting. (In our judgment classifying the gain outside of operations made the reporting as useful as possible.)

Had the change in the liability been as a result of a change in estimate or a renegotiation based on the performance of the assets acquired, we would have recorded the resulting income in operations along with all other adjustments to such liabilities.  However, as the change in the liability was the result of a breach of a contractual obligation, outside of our control and in no way related to the performance or the operations of the Company’s operating assets, we concluded that per the authoritative guidance in ASC 225, the income was more appropriately excluded from operations.  While we acknowledge that judgment is required, we believe management used an appropriate process to apply the authoritative guidance and arrived at a reasonable result that is in accordance with GAAP.  We further considered the fact that there is an obligation from a financial reporting perspective to assure that what is reported is a fair and faithful representation of the results of operations for the periods presented.  We stepped back and looked at the results and we believe that we must make a judgment as to the classification of this income item to make sure that we do not distort the true picture of the results of the Company’s operations for the year.

AL International, Inc. 2400 Boswell Road, Chula Vista, CA 91914

We believe the essence of ASC 225 and FASB Concept Statement No. 6, is such that that when looking at classification of operating versus non-operating, the concept of faithful representation is to make sure the classification of items as gains and losses or revenues and expenses faithfully represents the results of operations. We also noted that for 2012 the inclusion of this item in operations would change the results of operations from a loss to income.  We believed including this gain in operations would distort the representation of the results of operations for the period, by presenting a picture far more positive than is actually the case, in such a manner that could not be overcome with disclosure alone.

We understand the concern the SEC may have. We did consider this classification carefully, and we determined that by classifying this gain in operations, a user could draw some expectation to the future of some other positive similar event that is not expected to recur in the future.  While we completely understand and appreciate the nature of the question raised by the SEC, management respectfully requests that the SEC permit management to apply the judgment afforded us by GAAP to make sure that the results do not appear overstated and do not mislead the reader.  We commit to carefully evaluate the nature of such items in the future and to always do our utmost to honor the SEC’s opinion that items such as these generally should be included in operations

    The Company further acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    The Company appreciates the Staff’s review of its filing. Please address any comments or questions with respect to the foregoing to the undersigned at (619) 934-3980.

Sincerely,

AL INTERNATIONAL, INC.

/s/ Stephan Wallach
Stephan Wallach
Chief Executive Officer

AL International, Inc. 2400 Boswell Road, Chula Vista, CA 91914